UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No.1 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.


Item 4.           Purpose of Transaction

                  On May 21, 2002, Mr. Icahn delivered a letter to the Issuer, which letter is attached hereto as Exhibit 1 and is incorporated herein in its entirety.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Letter to the Issuer dated May 21, 2002.



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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


         [Signature Page of Amendment No. 1 to Schedule 13D with respect to Morton's Restaurant Group, Inc.]

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



                                                                    Exhibit 1

                          [Letterhead of Carl C. Icahn]


May 21, 2002

Board of Directors
Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, NY 11042

Gentlemen:
High River Limited Partnership, a Delaware limited partnership, which I own, reported in a 13D filed with the SEC that it had purchased over 6% of the outstanding shares of Common Stock of Morton"s Restaurant Group, Inc. ("MRG"). We have read the preliminary proxy material and other relevant documents filed by MRG regarding the proposed merger with Morton"s Holdings Inc.

As per our conversation today, we are prepared to have High River (or another entity or entities I own) enter into a merger agreement with MRG which contains the same provisions as your current merger agreement with Castle Harlan. However, we are prepared to pay consideration of $ 13.50 per share in cash for each share of MRG held by your stockholders. You will note that our proposal provides $ .90 per share more to MRG stockholders than the merger consideration proposed to be paid in the Castle Harlan transaction.

Our proposal is not conditioned on obtaining financing. High River and my other companies have more than sufficient liquid assets to be able to fully pay the consideration being offered. We are prepared to demonstrate the availability of our funds to your satisfaction.

We recognize that your bank line may need to be refinanced. To the extent that we would not be able to obtain refinancing from the Company"s existing lenders, we would arrange for or we would provide the credit necessary to replace the bank line.

Our proposal is a Superior Proposal under the terms of your agreement with Morton"s Holdings and must, according to your documentation, be accepted by MRG. We are prepared to enter into a merger agreement providing for the increased consideration as promptly as possible.



We look forward to hearing from you.

                                              Very truly yours,
                                                 /s/ Carl Icahn
                                                     Carl Icahn

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